

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2026

Xiaodan Liu
Chief Executive Officer
Elong Power Holding Ltd.
3 Yan Jing Li Zhong Jie
Block B, Room 2110, Beijing
People's Republic of China, 341000

> **Re: Elong Power Holding Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted May 4, 2026**
> **CIK No. 0002015691**

Dear Xiaodan Liu:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing